UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)(1)

Alternate Marketing Networks, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

01245P

(CUSIP Number)

Crane H. Kenney, Esq.
Tribune Company, 435 North Michigan Avenue, Chicago, Illinois 60611
(312) 222-9100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01245P

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tribune Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by Tribune Company, a Delaware corporation (“Tribune”), in order to amend, supplement and restate in its entirety the Schedule 13D filed by The Times Mirror Company (“TMC”) on September 1, 1999 (the “Schedule 13D”) as amended.  By virtue of the merger of TMC with and into Tribune on June 12, 2000, Tribune became the successor in interest to the securities of Alternate Marketing Networks, Inc., a Michigan corporation (the “Issuer”), to which the Schedule 13D and this Amendment relate.

Item 1.	Security and Issuer

The title and class of the equity securities to which this Amendment relates is the Common Stock, no par value (the “Common Stock”), of the Issuer. The principal executive offices of the Issuer are located at 4675 32nd Avenue, Hudsonville, Michigan 49426.

Item 2.	Identity and Background

Tribune is a media company.  Through its subsidiaries, Tribune publishes newspapers in print and digital formats, and broadcasts, develops and distributes information and entertainment principally in metropolitan areas in the United States. The principal business and office address of Tribune is Tribune Company, 435 North Michigan Avenue, Chicago, Illinois 60611.  Tribune’s principal Internet site is www.tribune.com.

The names, addresses, offices and citizenship of the directors and executive officers of Tribune are set forth on Annex I hereto.  Neither Tribune nor, to the knowledge of Tribune, any of the its executive officers or directors, during the last five years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As described in the original Schedule 13D, on August 20, 1999 (a) TMC and the Issuer entered into a Stock Purchase Agreement providing for the issuance by the Issuer to TMC of 350,000 shares of Common Stock (the “Issuer Shares”) in exchange for $1,050,000 and (b) TMC and Edelson Technology Partners II, L.P., a Delaware limited partnership (“Edelson”), entered into a Stock Purchase Agreement providing for the purchase by TMC of 339,552 shares of Common Stock held by Edelson (the “Edelson Shares”) for a purchase price of $933,768.  The source of funds used to purchase the Issuer Shares and the Edelson Shares was the working capital of TMC.

In addition, on September 21, 1995, Tribune acquired 77,500 shares of the Issuer’s Common Stock (the “Tribune Shares”) upon conversion of indebtedness with a principal amount of $250,000 and, on July 21, 2000, Tribune received an additional 76,706 shares through a stock dividend (the “Dividend Shares,” and together with the Tribune Shares, the Issuer Shares and the Edelson Shares, the “Shares”).

Item 4.	Purpose of Transaction

As described in Item 6 of this Amendment, on December 18, 2003, in connection with annual planning and internal resource allocation, Tribune agreed to sell the Shares to Mr. Frank O’Connell, an individual.

Tribune may purchase additional shares of Common Stock of the Issuer in the future through open-market purchases, privately-negotiated transactions or otherwise.  The statement in the prior sentence is not and shall not be considered a tender offer to purchase any additional shares of Common Stock.  Except as otherwise described herein, Tribune has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although it reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer
See rows 7 through 11 and row 13 on page 2.

During the sixty-day period preceding the date of this Amendment, Tribune did not acquire any shares of Common Stock.  No other person was known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that was beneficially owned by Tribune.

As described in Item 6 of this Amendment, Tribune agreed to sell the Shares to Mr. Frank O’Connell, an individual, on December 18, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 18, 2003, on the terms set forth in a Stock Purchase Agreement between Tribune and Mr. O’Connell (the “Sale Agreement”), Tribune agreed to sell the Shares for $.02 per share.  The terms of the Sale Agreement are incorporated herein by reference

Tribune and the Issuer are party to a Shareholders Agreement and a Registration Rights Agreement, the terms of which were described in the Schedule 13D and copies of which were previously filed as Exhibits. These agreements terminated upon Tribune’s entry into the Sale Agreement.

Item 7.	Material to Be Filed as Exhibits

99.1	Stock Purchase Agreement, dated as of August 20, 1999, by and among The Times Mirror Company and Alternate Marketing Networks, Inc. (previously filed)

99.2	Stock Purchase Agreement, dated as of August 20, 1999 by and between The Times Mirror Company and Edelson Technology Partners II, L.P. (previously filed)

99.3	Shareholder Agreement, dated as of September 10, 1999, by and between The Times Mirror Company and Alternate Marketing Networks, Inc. (previously filed)

99.4	Registration Rights Agreement, dated as of September 10, 1999, by and between The Times Mirror Company and Alternate Marketing Networks, Inc. (previously filed)

99.5	Stock Purchase Agreement dated December 18, 2003 between Tribune Company and Frank O’Connell

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 9, 2004
Date
TRIBUNE COMPANY /s/ MARK W. HIANIK
Signature
Mark W. Hianik Vice President, Assistant General Counsel and Assistant Secretary
Name/Title

ANNEX I

OFFICERS AND DIRECTORS

Set forth below is a list of each of the directors and officers of Tribune Company. Unless otherwise indicated, each person identified on this Annex I shares the business address of Tribune Company and is a citizen of the United States.

Name	Title	Address

Jeffrey Chandler	Director	6122 Paseo Delicias Rancho Santa Fe, CA 92067

Dennis J. FitzSimons	Chairman, President and Chief Executive Officer

Jack Fuller	President, Tribune Publishing Company, and Director

Roger Goodan	Director	10267 Halloran Road Bow, WA 98232

Enrique Hernandez, Jr.	Director	Inter-Con Security Systems, Inc. 210 South DeLacey Ave. Pasadena, CA 91105

Betsy D. Holden	Director	Kraft Foods Three Lakes Drive Northfield, IL 60093

Robert S. Morrison	Director	600 East Westminster Road Lake Forest, IL 60045

William A. Osborn	Director	Northern Trust Corporation 50 South LaSalle Street Chicago, IL 60675

Patrick G. Ryan	Director	Aon Corporation 200 East Randolph, 3rd Floor Chicago, IL 60606

William Stinehart, Jr.	Director	Gibson, Dunn & Crutcher LLP 2029 Century Park East, Suite 4000 Los Angeles, CA 90067

Dudley S. Taft	Director	Taft Broadcasting Co. 312 Walnut Street Cincinnati, OH 45202

Kathryn C. Turner	Director	Standard Technology Inc. 5201 Leesburg Pike, 3 Skyline Place, Suite 204 Falls Church, VA 22041

Chandler Bigelow	Vice President/Treasurer

Thomas G. Caputo	Vice President/Audit

James L. Ellis	Vice President/Brand Management

David J. Granat	Vice President/Investments

Donald C. Grenesko	Senior Vice President/ Finance & Administration

Mark W. Hianik	Vice President/ Assistant General Counsel and Assistant Secretary

Steve Howell	Vice President/Security

Crane H. Kenney	Senior Vice President/ General Counsel & Secretary

Thomas D. Leach	Vice President/Development

Luis Lewin	Senior Vice President/Human Resources

R. Mark Mallory	Vice President/Controller

Ruthellyn Musil	Vice President/Corporate Relations

Irene M.F. Sewell	Vice President/Compensation and Benefits

Patrick M. Shanahan	Vice President/Tax

Shaun Sheehan	Vice President/ Washington	1722 I Street, N. W. 4th Floor Washington, D.C. 20006

David L. Underhill	Vice President/Intergroup Development

Howard G. Weinstein	Vice President/Labor and Employee Relations

Gary Weitman	Vice President/Communications